UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period of **April 2007**

Commission File Number: **0-51212**

Jet*Gold* corp.

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

<u>Exhibit No.</u> <u>Document</u>

    1   News Release dated April 18, 2007
    2   Material Change Report dated April 18, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Corp.

Date: April 30, 2007

Signed: *Robert L. Card*

Name: **Robert L. Card,**
Title: **President**

Jet Gold Corp

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

North Dakota Oil Play

April 18, 2007 - Robert L. Card, President of Jet Gold Corp., reports that the Company has acquired a back-in Option on a Lodgepole Reef prospect now drilling in North Dakota.

The play is a test of a Lodgepole Reef formation dileniated by seismic and other proprietary techniques. Reef plays of this kind are prolific in the area and are capable of producing large volumes of oil when successfully developed. The Company has the right to back in for a 1.5% interest in production as well as the opportunity to participate in 4 other reef play lease selections.

The well is presently drilling ahead at 6800 feet towards a test at 9800 feet.

The Company also announces the granting of 848,000 incentive stock options to Directors, Officers and employees under its Stock Option Plan. The options will be exercisable at 25 cents per share for five years.

The Company expects an update next week on the start of its summer drilling program on its Naskeena Coal prospect located near Terrace, BC.

On behalf of the Board of Directors
Jet Gold Corp

"Robert L. Card"

Robert L. Card
President

Investor Contact: **Robert L. Card, President**
                                     1-888-687-7828
                                     email: jetgoldcorp@shaw.ca

_____

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   **REPORTING ISSUER**

Jet Gold Corp.
(the "Company")
1102 – 475 Howe Street
Vancouver, BC   V6C 2B3

ITEM 2   **DATE OF MATERIAL CHANGE**

April 18, 2007

ITEM 3   **PRESS RELEASES**

Issued April 18, 2007 at Vancouver, BC

ITEM 4   **SUMMARY OF MATERIAL CHANGE**

1.   The Company has acquired a back-in Option on a Lodgepole Reef prospect.
2.   The Company has granted 848,000 incentive stock options

ITEM 5   **FULL DESCRIPTION OF MATERIAL CHANGE**

Jet Gold Corp. has acquired a back-in Option on a Lodgepole Reef prospect now drilling in North Dakota.

The play is a test of a Lodgepole Reef formation dileniated by seismic and other proprietary techniques. Reef plays of this kind are prolific in the area and are capable of producing large volumes of oil when successfully developed. The Company has the right to back in for a 1.5% interest in production as well as the opportunity to participate in 4 other reef play lease selections.

The well is presently drilling ahead at 6800 feet towards a test at 9800 feet.

The Company also announces the granting of 848,000 incentive stock options to Directors, Officers and employees under its Stock Option Plan. The options will be exercisable at 25 cents per share for five years.

The Company expects an update next week on the start of its summer drilling program on its Naskeena Coal prospect located near Terrace, BC.

ITEM 6   **RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102**

Not applicable.

ITEM 7   <u>**OMITTED INFORMATION**</u>

Not applicable.

ITEM 8   <u>**EXECUTIVE OFFICER**</u>

Robert Card, President at (604) 687-7828

ITEM 9   <u>**DATE OF REPORT**</u>

April 18, 2007


JET GOLD CORP.

"Robert L. Card"

Robert L. Card
President